Exhibit 1

For Immediate Release

Pointer Telocation Reports $32 million Revenue in H1 2009

—	Gross Margin Increased to 43% from 39% in H1 2008

—	EBITDA - $5.7M in H1 2009

—	Strong Cash Flow - Outstanding debt decreased by $4.2M since 31.12.08

—	Non-Cash Impairment Charge of ~$3M in Q2 2009

Rosh HaAyin, Israel August 13th, 2009 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – a leading developer, manufacturer and provider of high-end technology and products for AVL (Automatic Vehicle Location) solutions for stolen vehicle retrieval, fleet management, car & driver safety, vehicle security and asset management, and a leading provider of RSA (Road Side Assistance) services, announced today its financial results for the first six months and second quarter of 2009.

Pointer Telocation financial figures in the second quarter of 2009 reflect a continuation of the effects of the global and industrial recession. Despite product revenue weakness, Pointer has improved gross margin.

On a GAAP basis, the Company’s operating expenses, operating income and net income reflect a non-cash impairment charge of approximately $3.0 million related to the acquisition of the Cellocator business in 2007, which was recorded in the second quarter of 2009. The impairment charge reflects the Company’s current estimate of the fair market value of the business with certain customers in the current business recession.

Financial Highlights:

Revenues: Pointer’s revenue for the second quarter of 2009 was $15.6 million, compared to $19.4 million in the second quarter of 2008. In the first six months of 2009, revenue was $31.6 million, compared to $37.9 million for the same period of 2008. Pointer’s revenues from services increased in the second quarter of 2009 and in the first six months of 2009 to 68% of total revenues, as compared to 60% for each of these periods in 2008. International activities for the second quarter and first six months of 2009 were 23% and 24% of total revenue compared to 27% in each of the comparable periods in 2008.

Gross Profit: For the second quarter of 2009, gross profit was $6.6 million compared to $7.4 million in the second quarter of 2008. As a percentage of revenues, gross profit was 42.5% in the second quarter of 2009, as compared to 38.3% in the second quarter of 2008.In the first six months of 2009, gross profit was $13.5 million compared to $14.6 million in the first six months of 2008. Gross margin for the first six months of 2009 was 43%, as compared to 39% for the first six months of 2008. Gross margins were improved primarily due to efficiency and cost reductions.

Operating Income: Pointer’s operating loss was $1.5 million in the second quarter of 2009, compared to operating income of $2.5 million for the second quarter of 2008. The operating loss was primarily attributable to the non-cash impairment of $3.0 million, attributable to a revised estimate of the fair market value of the business with certain customers of the Cellocator business which we acquired in September 2007. Excluding this non-cash impairment, operating income in the second quarter of 2009 was $1.4 million. In the first six months of 2009, operating income was $226 thousand, compared to $4.8 million for the same period of 2008. Excluding the non-cash impairment mentioned above, operating income for the first six months of 2009 was $3.2 million.

Net Income (loss): Pointer recorded net loss attributable to Pointer shareholders of $2.8 million or $(0.61) per share during the second quarter of 2009, as compared to net income of $0.8 million in the second quarter of 2008 or $0.17 per share. Net income attributable to a non-controlling interest in affiliates in the second quarter of 2009 was $0.7 million compared to $0.3 million for the second quarter of 2008. For the second quarter of 2009 the net loss, before giving effect to the exclusion of those earnings relating to non-controlling interests in accordance with SFAS 160, was $2.2 million.

For the first six months of 2009, Pointer recorded net loss attributable to Pointer shareholders of $2.8 million or $(0.61) per share, compared to net income of $1.55 million or $0.33 per share in the same period of 2008. Net income attributable to non-controlling interest in affiliates in the first six months of 2009 was $1.7 million compared to $0.9 million for the second quarter of 2008. For the first six months of 2009, the net loss, before giving effect to the exclusion of those earnings relating to non-controlling interests in accordance with SFAS 160, was $1.1 million.

Non GAAP net income attributable to Pointer: Pointer recorded non-GAAP net income of $0.9 million during the second quarter of 2009, as compared to non-GAAP net income of $2.4 million in the second quarter of 2008. For the first six months of 2009, Pointer recorded non-GAAP net income of $1.7 million, compared to non-GAAP net income of $4.2 million in the same period of 2008.

EBITDA: Pointer’s EBITDA for the second quarter of 2009 and for the first six months of 2009 was $2.5 million and $5.7 million, respectively, as compared to $4.2 million and $8.0 million in the comparable periods of 2008.

Danny Stern, Pointer CEO, said: “Pointer continued to feel the effects of the global and industrial slowdown in Q2. We have taken actions to reduce expenses in order to increase our profitability and lessen the effect of this slowdown on the Company’s strong cash flow and EBITDA. Our positive cash flow and EBITDA, for example, enabled us to reduce our loans and credit facilities by $4.2 million during the first six months of 2009. Our services business was less effected by the slowdown. We also continue to invest in new products and technology, and believe that these investments will result in increased revenues following a pickup in sales. During the second quarter we acquired 51% of Car2Go, a car sharing service provider operating in Israel. Also, a recent Brazilian government decision requires that all new vehicles in Brazil will be sold with SVR devices as of Q1 2010. As a result, Pointer joined local partners in Brazil aiming to increase services and products sales in this large and growing market. Pointer continues to seek additional opportunities in the global marketplace in order to leverage the expected economic upturn”, concluded Mr. Stern.

Conference Call Information:

Pointer Telocation’s management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place today, August 13th, 2009 on 9:30 AM EST, 16:30 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: +1-888-668-9141

From Israel: 03-918-0609

A replay of the conference call will be available through Aug 14th, 2009 on the Company’s website at www.pointer.com.

Reconciliation between results on a GAAP and Non-GAAP basis.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization and impairment of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of cash flows in this press release.

Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes and depreciation and amortization including in respect of our non-cash impairment charge related to the fair market value of the business with certain customers from our acquisition of Cellocator. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Brazil, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-9-741 8866
E-mail: zvif@pointer.com	E-mail: yael@commitment-IR.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2009	December 31, 2008
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,828	$2,708
Trade receivables, net	13,935	13,509
Other accounts receivable and prepaid expenses	3,021	2,774
Inventories	2,917	3,999

Total current assets	22,701	22,990

LONG-TERM ASSETS:
Long-term accounts receivable and deferred expenses	524	339
Investments in affiliate	9	-
Severance pay fund	5,408	4,925
Property and equipment, net	7,846	7,998
Deferred income taxes	1,006	1,037
Other intangible assets, net	10,203	14,894
Goodwill	49,582	50,416

Total long-term assets	74,578	79,609

Total assets	$97,279	$102,599

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2009	December 31, 2008
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$7,344	$7,849
Trade payables	7,872	8,613
Deferred revenues and customer advances	10,189	8,701
Other accounts payable and accrued expenses	5,880	5,792

Total current liabilities	31,285	30,955

LONG-TERM LIABILITIES:
Long-term loans from banks	16,944	20,520
Long-term loans from shareholders and others	3,189	3,305
Other long-term liabilities	284	257
Accrued severance pay	6,570	6,375

Total long-term liabilities	26,987	30,457

Shareholders' equity *)	39,007	41,187

Total liabilities and shareholders' equity	$97,279	$102,599

*)     Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,			Three months ended June 30,			Year ended December 31, 2008
	2009	2008		2009	2008
	Unaudited

Revenues:
Products	$10,145		$15,321	$4,962		$7,714		$30,645
Services	21,414		22,564	10,612		11,694		46,010

Total revenues	31,559		37,885	15,574		19,408		76,655

Cost of revenues:
Products	5,418		8,112	2,457		4,155		16,392
Services	12,105		14,673	6,247		7,567		29,869
Amortization of intangible assets	492		490	246		245		980

Total cost of revenues	18,015		23,275	8,950		11,967		47,241

Gross profit	13,544		14,610	6,624		7,441		29,414

Operating expenses:
Research and development, net	1,460		1,171	707		498		2,511
Selling and marketing	2,978		3,477	1,494		1,776		6,934
General and administrative	4,874		3,920	2,488		1,996		8,311
Amortization of intangible assets	1,047		1,235	523		628		2,365
Impairment of intangible assets	2,959		-	2,959		-		-

Total operating expenses	13,318		9,803	8,171		4,898		20,121

Operating income (loss)	226		4,807	(1,547)		2,543		9,293
Financial expenses, net	1,096		2,175	422		1,424		4,054
Other( income) expenses, net	12		(19)	-		(2)		(22)

Income (loss) before taxes on income	(882)		2,651	(1,969)		1,121		5,261
Taxes on income	42		230	22		12		640

Income (loss) after Income taxes	(924)		2,421	(1,991)		1,109		4,621
Equity in losses of affiliate	191		-	191		-		-

Net income(loss) *)	$(1,115)		$2,421	$(2,182)		$1,109		$4,621

Less: net income (loss)attributable to
the noncontrolling interest	$1,737	*)$	872	$673	*)$	311	*)$	2,248

Net income attributable to Pointer's
shareholders	$(2,852)		$1,549	$(2,855)		$798		$2,373

Basic net earnings (loss) per share	$(0.60)		$0.34	$(0.60)		$0.17		0.51

Diluted net earnings (loss) per share	$(0.61)		$0.33	$(0.61)		$0.17		$0.50

*)    Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,			Three months ended June 30,			Year ended December 31, 2008
	2009	2008		2009	2008
	Unaudited

Cash flows from operating activities:
Net income (loss)	$(1,115)	*)$	2,421	$(2,182)	*)$	1,109	*)$	4,621
Adjustments required to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation ,amortization and impairment	5,653		3,423	4,272		1,644		6,918
Accrued interest and exchange rate changes of
convertible debenture and long-term loans	(129)		1,244	(104)		1,059		1,187
Accrued severance pay, net	(255)		167	(143)		(179)		619
Gain from sale of property and equipment, net	(138)		(158)	(63)		(70)		(36)
Equity in losses of affiliate	191		-	191		-		-
Amortization of deferred stock-based compensation	270		140	126		69		350
Decrease (increase) in trade receivables, net	(659)		(2,274)	283		169		(1,773)
Decrease (increase) in other accounts receivable and
prepaid expenses	(155)		(726)	524		117		(6)
Decrease (increase) in inventories	345		(267)	24		(335)		(2,088)
Decrease (increase) in long-term accounts receivable
and deferred expenses	(163)		48	(49)		48		23
Write-off of inventories	-		-	-		-		112
Increase in deferred income taxes	-		-	-		-		(178)
Increase (decrease) in trade payables	(686)		137	837		101		888
Increase in other accounts payable and accrued expenses	1,892		1,581	100		340		379

Net cash provided by operating activities	5,051		5,736	3,816		4,072		11,016

Cash flows from investing activities:
Purchase of property and equipment	(1,337)		(1,776)	(868)		(1,057)		(3,476)
Proceeds from sale of property and equipment	559		379	337		137		605
Investments in affiliate	(200)		-	(200)		-		-
Acquisition of subsidiary (a)	(38)		-	(38)		-		-
Increase in long-term accounts receivable	-		(228)	-		(126)		(357)

Net cash used in investing activities	(1,016)		(1,625)	(769)		(1,046)		(3,228)

Cash flows from financing activities:
Receipt of long-term loans from banks	-		7,099	-		7,099		9,064
Repayment of long-term loans from banks	(2,870)		(2,088)	(1,446)		(1,076)		(4,930)
Repayment of long-term loans from shareholders and others	(15)		(8,868)	(8)		(8,045)		(10,201)
Proceeds from issuance of shares and exercise of
warrants, net	-		-	-		-		1,000
Dividend paid to the noncontrolling interest	(586)		-	(586)		-
Short-term bank credit, net	(434)		(625)	513		(851)		(970)

Net cash provided by (used in) financing activities	(3,905)		(4,482)	(1,527)		(2,873)		(6,037)

Effect of exchange rate on cash and cash equivalents	(10)		(291)	(31)		(263)		(243)

Increase in cash and cash equivalents	120		(662)	1,489		(110)		1,508
Cash and cash equivalents at the beginning of the period	2,708		1,200	1,339		648		1,200

Cash and cash equivalents at the end of the period	$2,828		$538	$2,828		$538		$2,708

*)    Reclassification due to the adoption of SFAS 160.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2008
		2009	2008	2009	2008
		Unaudited

(a)	Acquisition of subsidiary

	Fair value of assets acquired and
	liabilities assumed at date of
	acquisition:

	Working capital	(40)	-	(40)	-	-
	Property and equipment	60	-	60	-	-
	Customer list	24	-	24	-	-
	Goodwill	384	-	384	-	-
	Accrued severance pay, net	(12)	-	(12)	-	-
	Shareholders loan	(122)	-	(122)	-	-
	Minority interest	(256)	-	(256)	-	-

		38	-	38	-	-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation Table of Non-GAAP Measures

U.S. dollars in thousands

Reconciliation of GAAP net income to non-GAAP net income is as follows:

	Six months ended June 30		Three months ended June 30		Year ended December 31 2008
	2009	2008	2009	2008
	Unaudited

Net income (loss) as reported:	$(1,115)	$2,421	$(2,182)	$1,109	$4,621
Net income attributable to the
non-controlling interest	(1,737)	(872)	(673)	(311)	(2,248)
Amortization of intangible assets	1,539	1,725	769	873	3,345
impairment of long-lived assets	2,959	-	2,959	-	-
Loan Discount	-	695	-	695	704
Tax on income	42	230	22	12	640

Non-GAAP Net income	$1,688	$4,199	$895	$2,378	$7,062

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization including in respect of our non-cash impairment charge related to the fair market value of the business with certain customers from our acquisition of Cellocator. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation of the GAAP to non-GAAP operating results is as follows:

CONDENSED EBITDA

US dollars in thousands

	Six months ended June 30		Three months ended June 30		Year ended December 31 2008
	2009	2008	2009	2008
	Unaudited

Net income (loss) as reported:	$(1,115)	$2,421	$(2,182)	$1,109	$4,621
Financial expenses, net	1,096	2,175	422	1,424	4,054
Tax on income	42	230	22	12	640
Depreciation, amortization and
impairment	5,654	3,195	4,275	1,632	6,116

Non-GAAP Net income	$5,677	$8,020	$2,537	$4,177	$15,431